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Exhibit 99.3

[Tower Letterhead]

January 27, 2006

Dear Shareholder:

        A special meeting of shareholders of Tower Bancorp, Inc., will be held at 2:00 p.m. local time, on Tuesday, March 14, 2006 at the Rescue Hose Special Events Center at 407 South Washington Street, Greencastle, Pennsylvania.

        At the special meeting, you will consider and vote upon the Agreement and Plan of Merger, dated as of September 21, 2005, as amended, providing for the merger of FNB Financial Corporation, McConnellsburg, PA with and into Tower Bancorp, Inc. with Tower Bancorp, Inc. as the surviving corporation. The enclosed document provides you with detailed information about the proposed merger.

        In the merger transaction, FNB shareholders may elect to receive for each share of FNB common stock they own either $39.00 in cash or 0.8663 shares of Tower Bancorp, Inc. common stock. They may elect to receive all cash, all Tower common stock or a combination of cash and Tower common stock for their shares of FNB common stock, subject to certain limitations. In general, elections will be limited by the requirement that no more than 85% and up to 100% of the shares of outstanding FNB common stock be exchanged for Tower common stock and no more than 15% of the shares of outstanding FNB common stock be exchanged for cash. Therefore, the actual allocation of cash and shares of Tower common stock an FNB shareholder receives will depend on the elections of other FNB shareholders and may be different from what they elect.

        We cannot complete the transaction unless the holders of 66 2/3% of the outstanding shares of Tower common stock and FNB common stock vote to approve the merger agreement. The board of directors of Tower unanimously approved the merger transaction and recommends that you vote "FOR" the merger transaction. All shareholders of Tower are invited to attend the special meeting in person. However, whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to ensure that your shares will be voted.

        I look forward to seeing you at the meeting.

Very truly yours,
/s/ Jeffrey B. Shank
Jeffrey B. Shank President and Chief Executive Officer

:185192

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